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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Dated December 02, 2002

IAMGOLD Corporation
(Translation of Registrant's Name Into English)

2820 Fourteenth Avenue
Markham, Ontario, Canada L3R 0S9

(Address of Principal Executive Offices)

December 02, 2002 Press Release: IAMGOLD begins trading on American Exchange

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☐                      Form 40-F  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐                      No  ☒

[This report furnished on Form 6-K shall be incorporated by reference into each of the Registration Statements under the Securities Act of 1933 of the registrant.]

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IAMGOLD CORPORATION SEC No. 001-31528

Date: December 02, 2002	By:	/s/ LARRY PHILLIPS LARRY E. PHILLIPS VICE-PRESIDENT, GENERAL COUNSEL

Exhibit Index

The following is a list of Exhibits included as part of this Report on Form 6-K.

No.	Description of Exhibit
14/02	Press Release: IAMGOLD begins trading on American Exchange

IAMGOLD CORPORATION 2820 Fourteenth Avenue, Markham, Ontario, Canada L3R 0S9 Ph: 905 477 4420 Fx: 905 477 4426 Toll free: 1 888 IMG 9999 e-mail: info@iamgold.com website: www.iamgold.com

TSX Trading Symbol:	IMG
AMEX Trading Symbol:	IAG
52 Week Trading Range:	CDN $3.41 – $8.75
Total Shares Outstanding:	78,620,889
Fully Diluted:	83,735,525

FOR IMMEDIATE RELEASE: DECEMBER 2, 2002	No. 14/02

IAMGOLD BEGINS TRADING ON AMERICAN EXCHANGE

Markham, Ontario, December 2, 2002 — IAMGOLD Corporation ("IAMGOLD" or "the Company") (TSX:IMG, AMEX:IAG) is pleased to announce that effective December 2, 2002 the American Stock Exchange (AMEX) has approved the listing of the shares of IAMGOLD. The Company's shares will trade under the stock symbol IAG.

William Pugliese, Co-Chairman and CEO said, "We are very pleased that IAMGOLD has been approved to facilitate trading on the American Stock Exchange. This listing was undertaken in response to strong demand for IAMGOLD shares from the U.S. retail market. IAMGOLD was the first gold company to institute a Gold Money policy in terms of which it holds almost all of its discretionary funds in the form of gold bullion. IAMGOLD has thus become one of the purest equities available as it provides maximum exposure to gold. The listing will also allow various European funds, which can only trade North American shares listed on U.S. exchanges, to access IAMGOLD shares for the first time. We look forward to a long and mutually beneficial relationship with AMEX."

This press release includes certain "Forward-Looking Statements" within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and reserves, exploration results and future plans and objectives of IAMGOLD Corporation (IAMGOLD), are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from IAMGOLD's expectations are disclosed under the heading "Risk Factors" and elsewhere in IAMGOLD documents filed from time-to-time with the Toronto Stock Exchange, the United States Securities and Exchange Commission and other regulatory authorities.

IAMGOLD is a leading mining, exploration and development company. Its principal assets are a 38% stake in the Sadiola Gold Mine and a 40% stake in the Yatela Gold Mine. Measured and indicated resources at Sadiola and Yatela are 5.5 million ounces of gold (including reserves of 4.8 million ounces). Inferred resources are 5.9 million ounces. IAMGOLD is actively exploring highly prospective ground in Africa and South America.

For further information contact:
Todd Bruce, President and Chief Operating Officer or John Ross, Chief Financial Officer
or Joanne Jobin, Director of Investor Relations
Ph: 905 477 4420    Fx: 905 477 4426    Toll Free: 1 888 IMG 9999

Please note:
This entire press release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through Canada Newswire's website at www.newswire.ca
All material information on IAMGOLD can be found at www.sedar.com
If you wish to be placed on IAMGOLD's e-mail press release list please contact us at info@iamgold.com

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SIGNATURES
IAMGOLD CORPORATION SEC No. 001-31528
Exhibit Index